B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 2, 2023 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2023 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2022. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 24% basis (second quarter of 2022 - 25%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia and a fourth mine in construction in Canada. The Company completed the acquisition of 100% of Sabina Gold & Silver Corp. ("Sabina") including the Back River Gold District on April 19, 2023 (See "Asset Acquisition - Sabina"). The Company has a 50% interest in the Gramalote Project in Colombia. The Company also has an approximately 24% interest in Calibre and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of exploration and development projects in a number of countries including Canada, Mali, Finland and Uzbekistan.
Summary
Consolidated gold revenue for the second quarter of 2023 was $471 million on sales of 239,100 ounces at an average price of $1,969 per ounce compared to $382 million on sales of 205,300 ounces at an average price of $1,861 per ounce in the second quarter of 2022. The increase in gold revenue of 23% ($89 million) was attributable to a 16% increase in gold ounces sold and a 6% increase in average realized gold price. Consolidated gold revenue for the first half of 2023 was $944 million on sales of 488,250 ounces at an average price of $1,934 per ounce compared to $748 million on sales of 400,400 ounces at an average price of $1,867 per ounce in the first half of 2022. The increase in gold revenue of 26% ($196 million) was attributable to a 22% increase in gold ounces sold and a 4% increase in average realized gold price.

For the second quarter of 2023, total gold production was 262,701 ounces (including 16,740 ounces of attributable production from Calibre), in-line with budget, and higher than the second quarter of 2022 by 17% (39,078 ounces). Consolidated gold production from the Company’s three operating mines was 245,961 ounces in the second quarter of 2023, in-line with budget and 18% (37,103 ounces) higher compared to the second quarter of 2022. For the second quarter of 2023, the Masbate and Otjikoto mines exceeded their budgeted production by 11% (4,789 ounces) and 5% (2,172 ounces) respectively, which was offset by Fekola production being 5% (7,573 ounces) lower than budget (refer to "Review of Mining Operations and Development Projects" section below). In the second quarter of 2023, the Fekola and Otjikoto mines produced 24% (29,361 ounces) and 40% (12,639 ounces) higher ounces than the second quarter of 2022 respectively, while the Masbate Mine produced 9% (4,897 ounces) lower ounces compared to the second quarter of 2022. As expected, the Fekola Mine benefited from a favorable mine phasing sequence in the second quarter of 2023 with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant, while the Otjikoto Mine's performance reflected an improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. The Masbate Mine was lower compared to the second quarter of 2022, mainly due to planned lower processed grade. For the first half of 2023, total gold production was 529,557 ounces (including 32,877 ounces of attributable production from Calibre), above budget by 1% (4,918 ounces), and 22% (96,569 ounces) higher compared to the first half of 2022. Consolidated gold production from the Company’s three operating mines was 496,680 ounces in the first half of 2023, above budget by 1% (4,541 ounces) and 23% (91,349 ounces) higher compared to the first half of 2022.

For the second quarter of 2023, consolidated cash operating1 costs were $607 per gold ounce produced ($639 per gold ounce sold), $42 (6%) lower than budget and $159 (21%) per gold ounce produced lower than the second quarter of 2022. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2023 were $636 per gold ounce produced ($667 per gold ounce sold), $35 (5%) lower than budget and $145 (19%) per gold ounce produced lower than the second quarter of 2022. Cash operating costs per ounce produced for the second quarter of 2023 were lower than budget largely as a result of lower than budgeted fuel costs at the Masbate and Otjikoto mines and a weaker Namibian dollar. Compared to the second quarter of 2022, cash operating costs per ounce produced for the second quarter of 2023 were lower mainly due to higher ounces produced in the second quarter of 2023 and a weaker Namibian dollar. For the first half of 2023, consolidated cash operating costs were $591 per gold ounce produced ($574 per gold ounce sold), $65 (10%) lower than budget and $131 (18%) per gold ounce produced lower than the first half of 2022. Including estimated attributable results for Calibre, cash operating costs for the first half of 2023 were $618 per gold ounce produced ($602 per gold ounce sold), $60 (9%) lower than budget and $124 (17%) per gold ounce produced lower than the first half of 2022. Cash operating costs per ounce produced for the first half of 2023 were lower than budget largely as a result lower than budgeted fuel costs and a weaker Namibian dollar. Compared to the first half of 2022, cash operating costs per ounce produced for the first half of 2023 were lower mainly due to higher ounces produced in the first half of 2023 and a weaker Namibian dollar.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated all-in sustaining costs2 for the second quarter of 2023 were $1,210 per gold ounce sold compared to budget of $1,148 per gold ounce sold and $1,109 per gold ounce sold for the second quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2023 were $1,214 per gold ounce sold compared to budget of $1,153 per gold ounce sold and $1,111 per gold ounce sold for the second quarter of 2022. All-in sustaining costs for the second quarter of 2023 were $61 (5%) per gold ounce sold higher than budgeted and reflected higher than budgeted sustaining capital expenditures ($12 million) partially offset by lower than budgeted production costs per gold ounce sold. The higher sustaining capital expenditures are mainly a result of timing of expenditures. Consolidated all-in sustaining costs for the first half of 2023 were $1,128 per gold ounce sold compared to budget of $1,176 per gold ounce sold and $1,069 per gold ounce sold for the first half of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2023 were $1,135 per gold ounce sold compared to budget of $1,179 per gold ounce sold and $1,074 per gold ounce sold for the first half of 2022. All-in sustaining costs for the first half of 2023 were $44 (4%) per gold ounce sold lower than budgeted due to the lower than budgeted production costs per ounce sold.

For full-year 2023, the Company's total gold production is forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce. The slight anticipated increase in the Company's consolidated cash operating costs per ounce for 2023 compared to 2022 reflects higher budgeted prices for fuel, labour and other key consumables across all operations in 2023. In addition, the increase in all-in sustaining costs per ounce is impacted by higher expected sustaining capital expenditures, including an estimated $181 million in capitalized stripping across the Company's three producing mines. Elevated capitalized stripping levels are due to the Fekola open pit Phase 7 pushback and activities related to accessing the high grade ore at the Otjikoto pit. Total capitalized stripping expenditures are anticipated to moderate in 2024. The Company's consolidated gold production is expected to be relatively consistent throughout 2023 with the exception of the Otjikoto Mine, where it will be weighted 60% to the second half of the year as a result of the timing of mining high grade ore from the Otjikoto pit and an increase in ore tonnage from the Wolfshag underground mine starting mid-2023. The Masbate and Otjikoto mines have benefitted from lower fuel costs over the first half of 2023. The Company will continue to monitor actual versus budget fuel prices in the third quarter of 2023 and if lower pricing continues to be observed, it will consider whether any revision to its consolidated full-year cash costs or all-in sustaining costs guidance is required at that time.

For the second quarter of 2023, the Company generated net income of $92 million compared to a net income of $41 million in the second quarter of 2022, including net income attributable to the shareholders of the Company of $80 million ($0.06 per share) in the second quarter of 2023 compared to $38 million ($0.04 per share) in the second quarter of 2022. Adjusted net income attributable to the shareholders of the Company3 for the second quarter of 2023 was $86 million ($0.07 per share) compared to adjusted net income of $45 million ($0.04 per share) in the second quarter of 2022. For the first half of 2023, the Company generated net income of $194 million compared to a net income of $131 million in the first half of 2022, including net income attributable to the shareholders of the Company of $166 million ($0.14 per share) in the first half of 2023 compared to $119 million ($0.11 per share) in the first half of 2022. Adjusted net income attributable to the shareholders of the Company for the first half of 2023 was $192 million ($0.16 per share) compared to adjusted net income of $110 million ($0.10 per share) in the first half of 2022.

Cash flow provided by operating activities was $195 million in the second quarter of 2023 compared to $125 million in the second quarter of 2022, an increase of $70 million due mainly to higher revenues of $89 million and lower production costs of $6 million, partially offset by higher royalty costs of $9 million and lower gains realized on fuel forward contracts. Cash income and withholding tax payments in the second quarter of 2023 totalled $60 million (second quarter of 2022 - $39 million), including approximately $4 million related to 2022 outstanding tax liability obligations. Cash flow provided by operating activities was $399 million in the first half of 2023 compared to $232 million in the first half of 2022, an increase of $167 million due mainly to higher revenues of $197 million, partially offset by higher royalty costs of $19 million and higher long-term value-added taxes outflows ($27 million). Cash income and withholding tax payments in the first half of 2023 totalled $90 million (first half of 2022 - $98 million), including approximately $20 million related to 2022 outstanding tax liability obligations. Based on actual results for the first half of 2023 and revised forecast assumptions, including an average forecast gold price of $1,850 per ounce for the balance of 2023 (previously $1,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $254 million (previous estimate was $187 million).

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2023, the Company had cash and cash equivalents of $506 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $570 million (December 31, 2022 - $802 million). At June 30, 2023, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available. In July 2023, the available and undrawn capacity of the RCF was increased to $700 million under the accordion feature with the addition of the National Bank of Canada to the syndicate of lenders.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On February 22, 2023 and June 5, 2023, B2Gold’s Board of Directors ("Board") declared a cash dividend for the first and second quarter of 2023, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023 and June 27, 2023, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million B2Gold common shares. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

Subsequent to completion of the acquisition of Sabina, in the second quarter of 2023, B2Gold completed its inaugural winter ice road season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. Currently, camp construction is partially complete, generators are being installed, and construction workshops are being erected. As well, the Company extinguished certain of Sabina's construction financing obligations with payments totalling $112 million as follows: senior secured debt facility for a $2 million payment, gold prepay facility for a $1 million payment, the entire gold metal offtake agreement for a $63 million payment, and one-third of the gold stream obligation for a $46 million payment.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million, which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project capital expenditure of C$890 million (approximately $676 million) with approximately C$550 million (approximately $418 million) expected to be spent by B2Gold up to completion of construction in the first quarter of 2025.

In the second quarter of 2023, a significant exploration program was approved at the Back River Gold District for 2023. B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 meters (“m”) of drilling. Drilling will be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

On June 21, 2023, the Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 kilometres from the Fekola Mine in Mali. The updated resource included a significantly increased Mineral Resource estimate for the Anaconda Area (the "June 2023 Mineral Resource estimate"), comprised of the Menankoto permit, the Bantako North permit and the Bakolobi permit. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 grams per tonne ("g/t") gold for 2,030,000 ounces of gold, and Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at $1,800 per ounce gold.

Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of a proposed new 2023 Mining Code by the State of Mali. As a result, the Company now expects Fekola Regional budgeted production of 18,000 ounces to be delayed into 2024. Due to availability of additional ore sources in the Fekola Complex, production guidance of between 580,000 and 610,000 ounces for the Fekola Complex for 2023 remains unchanged. The Company, along with the other mining companies in Mali, are engaged in discussions with the State of Mali to provide input into the proposed 2023 Mining Code. Any new Mining Code is not expected to impact the existing Fekola Mine operations, which will continue to be governed by the existing mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company.
ASSET ACQUISITION - SABINA
On April 19, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Sabina (the “Transaction”), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada. The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine. For accounting purposes, it was determined that B2Gold obtained control of Sabina on April 14, 2023, which is the date when the Transaction was irrevocably approved by the Supreme Court of British Columbia, giving the Company the ability to direct the use of the net assets acquired.

The cost of the acquisition was approximately $937 million, consisting of the fair value of B2Gold shares issued of $925 million, based on the issuance of 216,451,555 B2Gold shares at Cdn. $5.72 per share and a foreign exchange rate of Cdn. $1.3379 to $1, the fair value of B2Gold replacement stock options of $5 million (3,342,413 equivalent stock options for B2Gold common shares), plus B2Gold transaction costs of $7 million. The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rates ranging from 3.6% to 3.8%, an expected volatility of between 33% and 50%, an expected average life of up to 3.2 years and a dividend yield of 3.7%.

The purchase price was calculated as follows:

$

Common shares issued (216,451,555 common shares)	925,375
Fair value of B2Gold replacement stock options	5,075
Transaction costs	6,672
937,122

The purchase price was allocated to the fair value of the assets and liabilities as follows:

$

Cash and cash equivalents	38,083
Accounts receivable, prepaids and other	816
Value added and other tax receivables	2,637
Mining interests - Goose Project, including PP&E	1,084,247
Mining interests - Hackett River Royalty	64,540
Mining interests - Other exploration & evaluation properties (including the George Property)	28,533
Other assets	15,738
Accounts payable and accrued liabilities	(41,344)
Current portion of long-term debt	(3,770)
Gold stream obligation	(173,700)
Construction financing obligations	(65,419)
Long-term debt	(6,716)
Mine restoration provision	(3,436)
Other long-term liabilities	(3,087)
937,122

The purchase price was allocated to the fair values of the assets and liabilities acquired in accordance with their relative fair value. The value of the Goose Project mining interest determined using a combination of a discounted cash flow model and a comparable market transactions approach, the value of the property, plant and equipment at the Goose Project was based on a trending analysis of recent purchases and the value of the other exploration and evaluation properties was determined to be historical cost. The fair value of the construction financing obligations was based on their extinguishment value.

The Hackett River Project consists of approximately 10,637 hectares and is located approximately 480 km northeast of Yellowknife and approximately 60 km from the Back River Project. Sabina held a silver production royalty (the “Hackett River Royalty") equal to 22.5% of the first 190 million ounces of payable silver from the then current resource at Hackett River and other properties (the "Properties") and 12.5% of all payable silver from the Properties thereafter at no future cost. The retained interest in the Hackett River Project was determined using a comparable market transactions approach.

Following completion of the Transaction, the Company extinguished certain gold stream and construction financing obligations with payments totalling $112 million, broken down as follows:
•a $46 million payment to extinguish one-third of the $125 million gold stream arrangement;
•a $63 million payment to extinguish the gold metal offtake agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	470,854	381,985	944,410	747,568
Net income ($ in thousands)	91,850	40,686	193,754	131,489
Earnings per share – basic(1) ($/ share)	0.06	0.04	0.14	0.11
Earnings per share – diluted(1) ($/ share)	0.06	0.04	0.14	0.11
Cash provided by operating activities ($ thousands)	194,983	124,879	398,806	232,189
Average realized gold price ($/ ounce)	1,969	1,861	1,934	1,867
Adjusted net income(1)(2) ($ in thousands)	85,804	45,248	191,666	110,344
Adjusted earnings per share(1)(2) – basic ($)	0.07	0.04	0.16	0.10
Consolidated operations results:
Gold sold (ounces)	239,100	205,300	488,250	400,400
Gold produced (ounces)	245,961	208,858	496,680	405,331
Cash operating costs(2) ($/ gold ounce sold)	639	771	574	702
Cash operating costs(2) ($/ gold ounce produced)	607	766	591	722
Total cash costs(2) ($/ gold ounce sold)	777	888	714	826
All-in sustaining costs(2) ($/ gold ounce sold)	1,210	1,109	1,128	1,069
Operations results including equity investment in Calibre:
Gold sold (ounces)	255,897	220,129	521,189	428,218
Gold produced (ounces)	262,701	223,623	529,557	432,988
Cash operating costs(2) ($/ gold ounce sold)	667	786	602	723
Cash operating costs(2) ($/ gold ounce produced)	636	781	618	742
Total cash costs(2) ($/ gold ounce sold)	800	900	738	844
All-in sustaining costs(2) ($/ gold ounce sold)	1,214	1,111	1,135	1,074
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2023 and 2022
Revenue
Consolidated gold revenue for the second quarter of 2023 was $471 million on sales of 239,100 ounces at an average price of $1,969 per ounce compared to $382 million on sales of 205,300 ounces at an average price of $1,861 per ounce in the second quarter of 2022. The increase in gold revenue of 23% ($89 million) was attributable to a 16% increase in gold ounces sold and a 6% increase in average realized gold price.

In the second quarter of 2023, the Fekola Mine accounted for $282 million (second quarter of 2022 - $224 million) of gold revenue from the sale of 142,850 ounces (second quarter of 2022 - 121,250 ounces), the Masbate Mine accounted for $111 million (second quarter of 2022 - $100 million) of gold revenue from the sale of 56,700 ounces (second quarter of 2022 - 53,250 ounces) and the Otjikoto Mine accounted for $78 million (second quarter of 2022 - $58 million) of gold revenue from the sale of 39,550 ounces (second quarter of 2022 - 30,800 ounces).

Production and operating costs
For the second quarter of 2023, total gold production was 262,701 ounces (including 16,740 ounces of attributable production from Calibre), in-line with budget, and higher than the second quarter of 2022 by 17% (39,078 ounces). Consolidated gold production from the Company’s three operating mines was 245,961 ounces in the second quarter of 2023, in-line with budget and 18% (37,103 ounces) higher compared to the second quarter of 2022. For the second quarter of 2023, the Masbate and Otjikoto mines exceeded their budgeted production by 11% (4,789 ounces) and 5% (2,172 ounces) respectively, which was offset by Fekola production being 5% (7,573 ounces) lower than budget (refer to "Review of Mining Operations and Development Projects" section below). In the second quarter of 2023, the Fekola and Otjikoto mines produced 24% (29,361 ounces) and 40% (12,639 ounces) higher ounces than the second quarter of 2022 respectively, while the Masbate Mine produced 9% (4,897 ounces) lower ounces compared to the second quarter of 2022. As expected, the Fekola Mine benefited from a favorable mine phasing sequence in the second quarter of 2023 with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant, while the Otjikoto Mine's performance reflected an improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. The Masbate Mine was lower compared to the second quarter of 2022, mainly due to planned lower processed grade.

For the second quarter of 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $607 per gold ounce produced ($639 per gold ounce sold), $42 (6%) lower than budget and $159 (21%) per gold ounce produced lower than the second quarter of 2022. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2023 were $636 per gold ounce produced ($667 per gold ounce sold), $35 (5%) lower than budget and $145 (19%) per gold ounce produced lower than the second quarter of 2022. Cash operating costs per ounce produced for the second quarter of 2023 were lower than budget largely as a result of lower than budgeted fuel costs at the Masbate and Otjikoto mines and a weaker Namibian dollar. Compared to the second quarter of 2022, cash operating costs per ounce produced for the second quarter of 2023 were lower mainly due to higher ounces produced in the second quarter of 2023 and a weaker Namibian dollar.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2023 were $1,210 per gold ounce sold compared to budget of $1,148 per gold ounce sold and $1,109 per gold ounce sold for the second quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2023 were $1,214 per gold ounce sold compared to budget of $1,153 per gold ounce sold and $1,111 per gold ounce sold for the second quarter of 2022. All-in sustaining costs for the second quarter of 2023 were $61 (5%) per gold ounce sold higher than budgeted and reflected higher than budgeted sustaining capital expenditures ($12 million) partially offset by lower than budgeted production costs per gold ounce sold. The higher sustaining capital expenditures are mainly a result of timing of expenditures.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $95 million in the second quarter of 2023 compared to $82 million in the second quarter of 2022. The 16% increase in depreciation expense was primarily due to a 16% increase in gold ounces sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $33 million for the second quarter of 2023 compared to $24 million for the second quarter of 2022. The 39% increase in royalties and production taxes was primarily due to a 16% increase in gold ounces sold, a 6% increase in realized gold price and a change in the sales mix in the second quarter of 2023 to include proportionately more ounces sold from the Fekola Mine, resulting in an overall higher effective royalty rate for the period.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2023 was $14 million which was 11% higher than the second quarter of 2022 resulting from higher general office costs and higher bank charges.
Share-based payment expense for the second quarter of 2023 was $5 million, which was in line with the second quarter of 2022.
For the second quarter of 2023, the Company recorded a $5 million impairment on its investment in BeMetals Corp.
In the second quarter of 2022, the Company recorded a $3 million write-off of mineral property interests relating to greenfield exploration targets.
For the second quarter of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was $7 million. Calibre will report its second quarter of 2023 financial results on August 10, 2023. The Company will update any differences in the third quarter of 2023. The Company held approximately 24% of the total issued and outstanding Calibre common shares and the Company's investment in Calibre had a market value of $117 million at June 30, 2023.
For the second quarter of 2023, other operating expenses totalled $11 million which included a $7 million provision for recognition of Otjikoto severance costs.
The Company reported $3 million in interest and financing expense during the second quarter of 2023 in line with the second quarter of 2022. The Company reported interest income of $6 million in the second quarter of 2023 compared to $3 million in the second quarter of 2022 which was higher due to higher interest rates in the second quarter of 2023.
For the second quarter of 2023, the Company recorded derivative gains of $1 million compared to derivative gains of $8 million in the second quarter of 2022. The gains were driven by fuel forward contracts and consisted of net unrealized losses of $1 million (Q2 2022 - net unrealized losses of $4 million) and realized gains of $2 million (Q2 2022 - realized gains of $12 million).

For the second quarter of 2023, the Company recorded a net current income and other tax expense of $71 million, compared to $60 million in the second quarter of 2022, consisting of current income tax of $51 million (Q2 2022 - $32 million), the 10% priority dividend to the State of Mali of $10 million (Q2 2022 - $6 million) and withholding tax (on intercompany dividends/management fees) of $10 million (Q2 2022 - $22 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the second quarter of 2022, net current income and other tax expense for the second quarter of 2023 was higher mainly as a result of higher income in the second quarter of 2023. For the second quarter of 2023, the Company recorded a deferred income tax recovery of $4 million compared to a deferred income tax expense of $5 million in the second quarter of 2022. The deferred income tax recovery for 2023 includes the impact of $17 million higher future withholding taxes recorded, offset by $27 million arising from lower foreign exchange effects.

For the second quarter of 2023, the Company generated net income of $92 million compared to a net income of $41 million in the second quarter of 2022, including net income attributable to the shareholders of the Company of $80 million ($0.06 per share) in the second quarter of 2023 compared to $38 million ($0.04 per share) in the second quarter of 2022. Adjusted net income attributable to the shareholders of the Company for the second quarter of 2023 was $86 million ($0.07 per share) compared to adjusted net income of $45 million ($0.04 per share) in the second quarter of 2022. Adjusted net income in the second quarter of 2023 excluded the impairment of long-lived assets of $5 million and deferred income tax recovery of $3 million.

Cash flow provided by operating activities was $195 million in the second quarter of 2023 compared to $125 million in the second quarter of 2022, an increase of $70 million due mainly to higher revenues of $89 million and lower production costs of $6 million, partially offset by higher royalty costs of $9 million and lower gains realized on fuel forward contracts. Cash income and withholding tax payments in the second quarter of 2023 totalled $60 million (second quarter of 2022 - $39 million), including approximately $4 million related to 2022 outstanding tax liability obligations. Based on actual results for the first half of 2023 and revised forecast assumptions, including an average forecast gold price of $1,850 per ounce for the balance of 2023 (previously $1,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $254 million (previous estimate was $187 million).

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2023, the Company had cash and cash equivalents of $506 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $570 million (December 31, 2022 - $802 million). At June 30, 2023, the full amount of the Company's $600 million RCF was undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first half of 2023 was $944 million on sales of 488,250 ounces at an average price of $1,934 per ounce compared to $748 million on sales of 400,400 ounces at an average price of $1,867 per ounce in the first half of 2022. The increase in gold revenue of 26% ($196 million) was attributable to a 22% increase in gold ounces sold and a 4% increase in average realized gold price.

In the first half of 2023, the Fekola Mine accounted for $596 million (first half of 2022 - $422 million) of gold revenue from the sale of 307,900 ounces (first half of 2022 - 226,650 ounces), the Masbate Mine accounted for $168 million (first half of 2022 - $183 million) of gold revenue from the sale of 86,350 ounces (first half of 2022 - 97,550 ounces) and the Otjikoto Mine accounted for $180 million (first half of 2022 - $142 million) of gold revenue from the sale of 94,000 ounces (first half of 2022 - 76,200 ounces).
Production and operating costs

For the first half of 2023, total gold production was 529,557 ounces (including 32,877 ounces of attributable production from Calibre), above budget by 1% (4,918 ounces), and 22% (96,569 ounces) higher compared to the first half of 2022. Consolidated gold production from the Company’s three operating mines was 496,680 ounces in the first half of 2023, above budget by 1% (4,541 ounces) and 23% (91,349 ounces) higher compared to the first half of 2022.

For the first half of 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $591 per gold ounce produced ($574 per gold ounce sold), $65 (10%) lower than budget and $131 (18%) per gold ounce produced lower than the first half of 2022. Including estimated attributable results for Calibre, cash operating costs for the first half of 2023 were $618 per gold ounce produced ($602 per gold ounce sold), $60 (9%) lower than budget and $124 (17%) per gold ounce produced lower than the first half of 2022. Cash operating costs per ounce produced for the first half of 2023 were lower than budget largely as a result lower than budgeted fuel costs and a weaker Namibian dollar. Compared to the first half of 2022, cash operating costs per ounce produced for the first half of 2023 were lower mainly due to higher ounces produced in the first half of 2023 and a weaker Namibian dollar.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2023 were $1,128 per gold ounce sold compared to budget of $1,176 per gold ounce sold and $1,069 per gold ounce sold for the first half of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2023 were $1,135 per gold ounce sold compared to budget of $1,179 per gold ounce sold and $1,074 per gold ounce sold for the first half of 2022. All-in sustaining costs for the first half of 2023 were $44 (4%) per gold ounce sold lower than budgeted due to the lower than budgeted production costs per ounce sold.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $192 million for the first half of 2023 compared to $159 million in the first half of 2022. The increase in depreciation expense was mainly due to a 22% increase in gold ounces sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $68 million for the first half of 2023 compared to $50 million in the first half of 2022. The 36% increase in royalties and production taxes was due to a 22% increase in gold ounces sold, a 4% increase in the average realized gold price and a change in the sales mix in the first half of 2023 to include proportionately more ounces sold from the Fekola Mine, resulting in an overall higher effective royalty rate for the period.
Other
G&A for the first half of 2023 was $28 million, which was $5 million higher than the first half of 2022. The higher G&A in the first half of 2023 resulted from higher general office costs and higher bank charges.

Share-based payment expense for the first half of 2023 was $11 million, which was $1 million lower than the first half of 2022. The lower share-based payment expense resulted from the timing of share-based payment grants and related vesting.

In the first half of 2023, the Company recorded a $16 million write-off of mineral property interests relating to greenfield exploration targets.

For the first half of 2023, the Company recorded a $5 million impairment on its investment in BeMetals Corp.
For the first half of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was $12 million (first half of 2022 - $7 million).

For the first half of 2023, other operating expenses totalled $14 million, which included $7 million provision for recognition of Otjikoto severance costs and $3 million for loss on recovery of input taxes.
The Company reported $6 million in interest and financing expense during the first half of 2023 in line with the first half of 2022.

For the first half of 2023, the Company recorded derivative gains of $0 million compared to derivative gains of $27 million in the first half of 2022. The gains were driven by fuel forward contracts and consisted of net unrealized losses of $4 million (first half of 2022 - net unrealized gains of $9 million) and realized gains of $4 million (first half of 2022 - realized gains of $18 million).

Interest income for the first quarter of 2023 was $12 million compared to $5 million in the first half of 2022, reflecting higher interest rates in the first half of 2023.

For the first half of 2023, the Company recorded a net current income and other tax expense of $148 million compared to $108 million in the first half of 2022, consisting of current income tax of $117 million (first half of 2022 - $72 million), the 10% priority dividend to the State of Mali of $19 million (first half of 2022 - $12 million) and withholding tax (on intercompany dividends/management fees) of $12 million (first half of 2022 - $24 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first half of 2022, current tax expense for the first half of 2023 was higher mainly as a result of higher income in Otjikoto and Fekola mines than in the first half of 2022, partially offset by higher withholding taxes in Fekola in the first half of 2022. For the first half of 2023, the Company recorded a deferred income tax recovery of $5 million compared to a deferred income tax expense of $9 million in the first half of 2022. The deferred income tax recovery for the first half of 2023 includes $16 million higher future withholding taxes, $33 million lower foreign exchange effects and $3 million higher temporary differences between accounting and taxable income.

For the first half of 2023, the Company generated net income of $194 million compared to a net income of $131 million in the first half of 2022, including net income attributable to the shareholders of the Company of $166 million ($0.14 per share) in the first half of 2023 compared to $119 million ($0.11 per share) in the first half of 2022. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first half quarter of 2023 was $192 million ($0.16 per share) compared to adjusted net income of $110 million ($0.10 per share) in the first half of 2022. Adjusted net income in the first half of 2023 excluded the write-down of mineral property interests of $16 million, impairment of long-lived assets of $5 million, unrealized losses on derivative instruments of $4 million, lease termination costs of $2 million and deferred income tax recovery of $5 million.

Cash flow provided by operating activities was $399 million in the first half of 2023 compared to $232 million in the first half of 2022, an increase of $167 million due mainly to higher revenues of $197 million, partially offset by higher royalty costs of $19 million and higher long-term value-added taxes outflows ($27 million). Cash income and withholding tax payments in the first half of 2023 totalled $90 million (first half of 2022 - $98 million), including approximately $20 million related to 2022 outstanding tax liability obligations. Based on actual results for the first half of 2023 and revised forecast assumptions, including an average forecast gold price of $1,850 per ounce for the balance of 2023 (previously $1,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $254 million (previous estimate was $187 million).
REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	281,672	224,476	595,897	422,338
Gold sold (ounces)	142,850	121,250	307,900	226,650
Average realized gold price ($/ ounce)	1,972	1,851	1,935	1,863
Tonnes of ore milled	2,324,043	2,421,526	4,595,934	4,620,749
Grade (grams/ tonne)	2.24	1.71	2.36	1.63
Recovery (%)	91.8	92.4	91.9	92.8
Gold production (ounces)	152,427	123,066	318,291	224,714
Cash operating costs(1) ($/ gold ounce sold)	555	711	510	652
Cash operating costs(1) ($/ gold ounce produced)	538	639	509	632
Total cash costs(1) ($/ gold ounce sold)	721	847	673	797
All-in sustaining costs(1) ($/ gold ounce sold)	1,165	949	1,057	967
Capital expenditures ($ in thousands)	74,151	20,198	127,946	48,426
Exploration ($ in thousands)	—	4,062	1,706	10,456
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a good second quarter of 2023 with gold production of 152,427 ounces, 5% below budget (7,573 ounces). The lower than budgeted gold production for the second quarter of 2023 was due to a number of factors including lower than budgeted gold recovery, delayed delivery of a key mine production excavator and lower than budgeted mine production from Phase 6 of the Fekola pit as a result of blast hole drilling inefficiencies and congestion in working areas. The Company expects that the gold production variance will be caught up in the fourth quarter of 2023. As expected, compared to the second quarter of 2022, Fekola's gold production in the second quarter of 2023 was higher by 24% (29,361 ounces) due to favorable mine phasing focused on mining Phase 6 of the Fekola pit to provide significant high-grade ore to the process plant. For the second quarter of 2023, mill feed grade was 2.24 g/t, compared to budget of 2.43 g/t and 1.71 g/t in the second quarter of 2022, mill throughput was 2.32 million tonnes compared to budget of 2.19 million tonnes and 2.42 million tonnes in the second quarter of 2022, and gold recovery averaged 91.8% compared to budget of 93.2% and 92.4% in the second quarter of 2022. For the first half of 2023, the Fekola Mine’s gold production was 318,191 ounces which was slightly lower than budget by 2% (6,709 ounces) but 42% (93,577 ounces) higher than the first half of 2022. For the first half of 2023, mill feed grade was 2.36 g/t compared to budget of 2.45 g/t and 1.63 g/t in the first half of 2022; mill throughput was 4.60 million tonnes compared to budget of 4.42 million tonnes and 4.62 million tonnes in the first half of 2022; and gold recovery averaged 91.9% compared to budget of 93.3% and 92.8% in the first half of 2022.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $538 per ounce produced ($555 per gold ounce sold) compared to a budget of $494 per ounce produced and $639 per ounce produced for the second quarter of 2022. Cash operating costs per ounce produced for the second quarter of 2023 were $44 per ounce produced, or 9%, higher than budget resulting from lower than budgeted gold production. Gold production was lower than budget for the second quarter of 2023 due to the reasons mentioned above. Compared to the second quarter of 2022, cash operating costs per ounce produced for the second quarter of 2023 were 16% lower due mainly to higher gold production in the second quarter of 2023. The Fekola Mine’s cash operating costs for the first half of 2023 were $509 per ounce produced ($510 per gold ounce sold) compared to a budget of $518 per ounce produced and $632 per ounce produced for the first half of 2022. Cash operating costs per ounce produced for the first half of 2023 were $9 per ounce produced, or 2%, lower than budget with the impact of lower tonnes mined being offset by higher than budgeted heavy fuel oil ("HFO") cost as the Fekola Mine switches to a cleaner HFO 180 fuel source. Compared to the first half of 2022, cash operating costs per ounce produced for the first half of 2023 were 19% lower mainly due to the higher production described above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 for the Fekola Mine were $1,165 per gold ounce sold compared to a budget of $895 per gold ounce sold and $949 per gold ounce sold in the second quarter of 2022. All-in sustaining costs for the second quarter of 2023 were $270 per gold ounce sold or 30% higher than budget as a result of higher than budgeted cash operating costs described above and higher than budgeted sustaining capital expenditures mainly as a result of timing of expenditures. All-in sustaining costs for the first half of 2023 for the Fekola Mine were $1,057 per gold ounce sold compared to a budget of $973 per gold ounce sold and $967 per gold ounce sold in the first half of 2022. All-in sustaining costs for the first half of 2023 were $84 per gold ounce sold or 9% higher than budget as a result of higher than budgeted sustaining capital expenditures ($13 million) partially offset by lower than budgeted cash operating costs described above. The higher than budgeted sustaining capital expenditures are mainly a result of carry-over expenditures from the 2022 fiscal year for mobile equipment.
Capital expenditures in the second quarter of 2023 totalled $74 million primarily consisting of $21 million for mobile equipment purchases and rebuilds, $21 million for prestripping, $12 million for Fekola underground development, $6 million for the tailings facility raise project, $4 million for solar plant expansion and $3 million for haul road construction. Capital expenditures in the first half of 2023 totalled $128 million primarily consisting of $46 million for mobile equipment purchases and rebuilds, $37 million for prestripping, $14 million for Fekola underground development, $7 million for the tailings facility raise project, $5 million for haul road construction and $4 million for solar plant expansion.

The low-cost Fekola Complex in Mali is expected to produce between 580,000 and 610,000 ounces of gold in 2023 at cash operating costs of between $565 and $625 per ounce and all-in sustaining costs of between $1,085 and $1,145 per ounce. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits. Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of a proposed new 2023 Mining Code by the State of Mali. As a result, the Company now expects Fekola Regional budgeted production of 18,000 ounces to be delayed into 2024. Due to availability of additional ore sources in the Fekola Complex, production guidance of between 580,000 and 610,000 ounces for the Fekola Complex for 2023 remains unchanged. The Company, along with the other mining companies in Mali, are engaged in discussions with the State of Mali to provide input into the proposed 2023 Mining Code. Any new Mining Code is not expected to impact the existing Fekola Mine operations, which will continue to be governed by the existing mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company. Saprolite production from the Bantako permit was originally budgeted to generate approximately 18,000 ounces of gold production in 2023 with Fekola Regional production levels continuing to ramp-up through 2024. The Fekola Mine is expected to process 9 million tonnes of ore during 2023 at an average grade of 2.20 g/t with a process gold recovery of 93.4%. The expected increase in Fekola's all-in sustaining costs for 2023 reflects, predominantly, higher sustaining capital expenditures.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	111,291	99,675	168,283	182,768
Gold sold (ounces)	56,700	53,250	86,350	97,550
Average realized gold price ($/ ounce)	1,963	1,872	1,949	1,874
Tonnes of ore milled	2,000,360	1,986,253	4,069,402	3,996,441
Grade (grams/ tonne)	1.03	1.09	0.99	1.14
Recovery (%)	74.3	78.4	73.9	78.2
Gold production (ounces)	49,478	54,375	95,842	114,139
Cash operating costs(1) ($/ gold ounce sold)	850	764	847	773
Cash operating costs(1) ($/ gold ounce produced)	817	840	849	772
Total cash costs(1) ($/ gold ounce sold)	960	860	971	886
All-in sustaining costs(1) ($/ gold ounce sold)	1,091	1,082	1,169	1,054
Capital expenditures ($ in thousands)	6,098	14,057	15,051	19,750
Exploration ($ in thousands)	1,008	1,378	1,967	2,415
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong second quarter of 2023 gold production of 49,478 ounces, which was above budget by 11% (4,789 ounces) as a result of higher than budgeted mill feed grade and mill throughput, but was 9% (4,897 ounces) lower compared to the second quarter of 2022, mainly due to the planned processing of lower grade ore. As expected, compared to the second quarter of 2022, mill feed grade in the second quarter of 2023 was lower as a result of the planned mining sequence, where more high-grade ore was available in the second quarter of 2022 than in the second quarter of 2023. For the second quarter of 2023, mill feed grade was 1.03 g/t compared to budget of 0.97 g/t and 1.09 g/t in the second quarter of 2022; mill throughput was 2.00 million tonnes compared to budget of 1.93 million tonnes and 1.99 million tonnes in the second quarter of 2022; and gold recovery averaged 74.3% compared to budget of 74.1% and 78.4% in the second quarter of 2022. For the first half of 2023, Masbate Mine’s gold production of 95,842 ounces was well above budget by 8% (7,205 ounces) as a result of higher than budgeted mill throughput, and higher than budgeted mill feed grade. Compared to the first half of 2022, gold production for the Masbate Mine was 16% (18,297 ounces) lower due to lower mill feed grade. For the first half of 2023, mill feed grade was 0.99 g/t compared to budget of 0.95 g/t and 1.14 g/t in the first half of 2022; mill throughput was 4.07 million tonnes compared to budget of 3.89 million tonnes and 4.00 million tonnes in the first half of 2022; and gold recovery averaged 73.9% compared to budget of 74.3% and 78.2% in the first half of 2022.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $817 per ounce produced ($850 per gold ounce sold) compared to a budget of $1,035 per ounce produced and $840 per ounce produced for the second quarter of 2022. Cash operating costs per ounce produced for the second quarter of 2023 were lower than budget by $218 per ounce produced, or 21%, as a result of higher than budgeted gold production and lower than budgeted mining and processing costs resulting from lower than budgeted diesel and HFO cost. Cash operating costs per ounce produced for the second quarter of 2023 were lower than the second quarter of 2022 by 3%. The Masbate Mine's cash operating costs for the first half of 2023 were $849 per ounce produced ($847 per gold ounce sold) compared to a budget of $1,047 per ounce produced and $772 per ounce produced for the first half of 2022. Cash operating costs per ounce produced for the first half of 2023 were lower than budget by $198 per ounce produced, or 19%, as a result of higher than budgeted gold production and lower than budgeted mining and processing costs resulting from lower than budgeted diesel and HFO cost. Cash operating costs per ounce produced for the first half of 2023 were higher than the first half of 2022 by 10%, which was planned due to lower expected production as a function of the mine plan as described above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $1,091 per ounce sold compared to a budget of $1,456 per gold ounce sold and $1,082 per gold ounce sold in the second quarter of 2022. All-in sustaining costs for the second quarter of 2023 were $365 per gold ounce sold or 25% lower than budget as a result of lower than budgeted cash operating costs described above, lower than budgeted sustaining capital expenditures and higher than budgeted gold ounces sold. All-in sustaining costs for the first half of 2023 were $1,169 per ounce sold compared to a budget of $1,475 per gold ounce sold and $1,054 per gold ounce sold in the first half of 2022. All-in sustaining costs for the first half of 2023 were $306 per gold ounce sold or 21% lower than budget as a result of lower than budgeted cash operating costs described above and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2023.

Capital expenditures in the second quarter of 2023 totalled $6 million, primarily consisting of $3 million for mobile equipment purchases and rebuilds. Capital expenditures in the first half of 2023 totalled $15 million, primarily consisting of $10 million for mobile equipment purchases and rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2023 at cash operating costs of between $985 and $1,045 per ounce and all-in sustaining costs of between $1,370 and $1,430 per ounce. For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles. The anticipated increase in Masbate's all-in sustaining costs for 2023 reflects, predominantly, lower gold ounces sold. The Masbate Mine has benefitted from lower fuel costs over the first half of 2023. The Company will continue to monitor actual versus budget fuel prices in the third quarter of 2023 and if lower pricing continues to be observed, it will consider whether any revision to the Masbate Mine's full-year cash operating costs and all-in sustaining costs guidance is required at that time.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	77,891	57,834	180,230	142,462
Gold sold (ounces)	39,550	30,800	94,000	76,200
Average realized gold price ($/ ounce)	1,969	1,878	1,917	1,870
Tonnes of ore milled	875,055	850,889	1,699,007	1,696,111
Grade (grams/ tonne)	1.59	1.17	1.53	1.24
Recovery (%)	98.7	98.4	98.7	98.5
Gold production (ounces)	44,056	31,417	82,547	66,478
Cash operating costs(1) ($/ gold ounce sold)	641	1,018	535	763
Cash operating costs(1) ($/ gold ounce produced)	611	1,136	609	943
Total cash costs(1) ($/ gold ounce sold)	720	1,093	612	838
All-in sustaining costs(1) ($/ gold ounce sold)	1,187	1,403	1,024	1,090
Capital expenditures ($ in thousands)	15,630	23,152	32,976	39,283
Exploration ($ in thousands)	996	873	1,490	1,379
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the second quarter of 2023, producing 44,056 ounces of gold, 5% (2,172 ounces) above budget, with processed grade and gold recoveries 1% higher than budget and processed tonnes 3% higher than budget. Compared to the second quarter of 2022, gold production in the second quarter of 2023 was higher by 40% (12,639 ounces), mainly due to improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. For the second quarter of 2023, mill feed grade was 1.59 g/t compared to budget of 1.57 g/t and 1.17 g/t in the second quarter of 2022; mill throughput was 0.88 million tonnes compared to budget of 0.85 million tonnes and 0.85 million tonnes in the second quarter of 2022; and gold recovery averaged 98.7% compared to budget of 98.0% and 98.4% in the second quarter of 2022. Production from the Wolfshag underground mine remained consistent during the second quarter of 2023, averaging over 1,000 tonnes per day at an average grade of 4.31 g/t. For the first half of 2023, Otjikoto Mine’s gold production of 82,547 ounces was above budget by 5% (4,045 ounces) as a result of higher than budgeted mill throughput, and higher than budgeted mill feed grade. For the first half of 2023, mill feed grade was 1.53 g/t compared to budget of 1.48 g/t and 1.24 g/t in the first half of 2022; mill throughput was 1.70 million tonnes compared to budget of 1.69 million tonnes and 1.70 million tonnes in the first half of 2022; and gold recovery averaged 98.7% compared to budget of 98.0% and 98.5% in the first half of 2022. As a result of the timing of higher-grade ore mining, Otjikoto's gold production is expected to be weighted to the second half of 2023, when mining is scheduled to reach the higher-grade portions of Phase 4 of the Otjikoto pit coupled with higher production from the Wolfshag underground mine.

As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit included 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down in 2024 and conclude in 2025, while processing operations will continue until 2031 when economically viable stockpiles are forecast to be exhausted. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying additional underground deposits.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $611 per gold ounce produced ($641 per ounce gold sold), compared to a budget of $828 per ounce produced and $1,136 per ounce produced for the second quarter of 2022. Cash operating costs per ounce produced for the second quarter of 2023 were lower than budget and the second quarter of 2022 as a result of higher production as described above and a weaker Namibian dollar. Cash operating costs for the first half of 2023 were $609 per gold ounce produced ($535 per ounce gold sold), compared to a budget of $787 per ounce produced and $943 per ounce produced for the first half of 2022. Cash operating costs per ounce produced for the first half of 2023 were lower than budget and the first half of 2022 as a result of higher production as described above and a weaker Namibian dollar. Lower fuel costs also contributed to the lower than budgeted cash operating costs per ounce produced for the second quarter of 2023 and first half of 2023. Cash operating costs per ounce sold for the first half of 2023 were lower than the cash operating costs per ounce produced for the first half of 2022 as a result of the sale of lower cost inventory produced in the fourth quarter of 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $1,187 per gold ounce sold compared to a budget of $1,455 per gold ounce sold and $1,403 per gold ounce sold in the second quarter of 2022. All-in sustaining costs for the second quarter of 2023 were $268 per gold ounce sold or 18% lower than budget as a result of lower than budgeted cash operating costs described above, and lower than budgeted sustaining capital expenditures primarily related to the timing of underground development. All-in sustaining costs for the first half of 2023 were $1,024 per gold ounce sold compared to a budget of $1,329 per gold ounce sold and $1,090 per gold ounce sold in the first half of 2022. All-in sustaining costs for the first half of 2023 were $305 per gold ounce sold or 23% lower than budget as a result of lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures primarily related to underground development. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2023.

Capital expenditures for the second quarter of 2023 totalled $16 million, consisting of $13 million for prestripping in the Otjikoto pit and $2 million for Wolfshag underground mine development. Capital expenditures for the first half of 2023 totalled $33 million, consisting of $28 million for prestripping in the Otjikoto pit, $4 million for Wolfshag underground mine development and $1 million for mobile equipment rebuilds.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023 at cash operating costs of between $590 and $650 per ounce and all-in sustaining costs of between $1,080 and $1,140 per ounce. For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t with a process gold recovery of 98.0%. In the first half of 2023, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles. Otjikoto's gold production is expected to be weighted approximately 60% to the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine. The anticipated decrease in Otjikoto's all-in sustaining costs for 2023 compared to 2022 reflects the benefits of processing higher grade ore from the Otjikoto pit and the Wolfshag underground mine in the second half of 2023. The Otjikoto Mine has benefitted from lower fuel costs and a weaker Namibian dollar over the first half of 2023. The Company will continue to monitor the Namibian dollar and actual versus budget fuel prices in the third quarter of 2023 and if lower pricing continues to be observed, it will consider whether any revision to the Otjikoto Mine's full-year cash operating costs and all-in sustaining costs guidance is required at that time.

Investment in Calibre

At June 30, 2023, B2Gold held approximately 24% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 24% common shareholding of Calibre at June 30, 2023 was $117 million. For the second quarter of 2023 and the first half of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $7 million and $12 million, respectively. Calibre will report its second quarter of 2023 financial results on August 10, 2023. The Company will update any differences in the third quarter of 2023.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 11, 2023, consolidated production of Calibre for the second quarter of 2023 was 68,776 ounces of which the Company's attributable share was 16,740 ounces and for the first half of 2023 was 134,526 ounces of which the Company's attributable share was 32,877 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first half of 2023 will be at the mid-point of the guidance ranges of approximately $960 to $1,060 per ounce and $1,175 to $1,275 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the second quarter of 2023 reflect the adjustment for actual first quarter of 2023 results.

Goose Project - Canada

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Goose Project Construction Update Highlights

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million, which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project capital expenditure of C$890 million (approximately $676 million) with approximately C$550 million (approximately $418 million) expected to be spent by B2Gold up to completion of construction in the first quarter of 2025. Post-acquisition and for the second quarter of 2023, $69 million was incurred for construction activities at the Goose Project.

In addition, B2Gold will undertake a build up of working capital over the next 24 months in order to materially de-risk the execution of the production ramp-up phase. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements of operations in 2025; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant.

The 2023 winter ice road successfully brought all required materials to complete building envelopes in 2023: Concrete, steel, and consumables required for construction were successfully transported to the Goose Project site on the winter ice road and are staged at the construction site. Construction equipment including cranes, generators, welders, lifts, and tooling are in operation and being used for camp and workshop construction. Completion of the 2023 winter ice road successfully de-risked the development of future winter ice roads.

Site construction is ongoing, led by Kieran Loughran, who has successfully managed five construction projects for B2Gold and its predecessor company Bema Gold. Mr. Loughran and the B2Gold in-house construction team have successfully built the following projects on-time and on-budget over the past three decades: the Julietta and Kupol mines in Russia, the La Libertad mine in Nicaragua, the Otjikoto mine in Namibia, and the Fekola mine in Mali. The B2Gold in-house construction team is complemented by key personnel previously working on the project with Sabina.

Since closing of the acquisition of Sabina in April 2023, B2Gold has worked to integrate its in-house construction team with the Sabina team, as well as rescope the external contractors working on the Goose Project. Through these integration efforts and based on prior experience at B2Gold’s current operations, the Company's decision to move to an owner-operated construction model versus a fixed priced EPC contract for the construction of the process plant will reduce costs and result in a mill with higher availability and lower sustaining capital requirements. Using B2Gold's owner-operated team also allows for flexibility in construction and the ability to prioritize construction activities as needed.

In addition, the B2Gold in-house purchasing team has identified significant savings by purchasing certain mobile equipment versus the ‘lease to own’ purchase model utilized by Sabina, and through lower negotiated pricing for certain reagents and consumables required for project construction and commissioning.

Through the due diligence period of the acquisition of Sabina and now managing the Goose Project, the B2Gold team has identified various items that will be added to the original Sabina scope in order to further de-risk the construction phase and maximize the long-term value of the asset. These items include, among others: emulsion explosives plant and mining support fleet; additional power generation capacity and expanded site power distribution; additional shipping redundancy costs to further de-risk the timing of mill completion in the first quarter of 2025; secondary steel including platforms, grating, and handrails to meet project and safety requirements; information technology and enterprise resource planning improvements; improved on-site assay lab; and additional fuel tanks at the Marine Laydown Area and at the Goose Project to provide extended on-site operating reserves (and to support potential project expansions). In addition, the Company has used current market pricing for costing of various consumables utilized during the construction phase, mainly related to fuel and diesel.

Mining is underway in the Echo open pit, which will be mined out prior to process commissioning to provide tailings storage capacity. Underground mining has exceeded 1,500 meters of horizontal development and the initial ventilation raise will reach the surface shortly. The Company believes that the accelerated underground mining development could increase average gold production in the first five years to over 300,000 ounces per year.

Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit using long-hole stoping methods to increase production rates and reduce operating costs. The Company anticipates that the crown pillar zone could contain over 150,000 ounces of gold, which will be mined and processed earlier in the mine life than prior mine plans. B2Gold anticipates the completion of an updated Goose Project life-of-mine plan in the second half of 2023.

The Back River Gold District includes significant untapped exploration potential across the 80 km belt. To accelerate pursuing this potential, B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 m of drilling. The $20 million budget is significantly higher than historical annual exploration expenditures. Drilling will be focused in proximity to existing deposits at the Goose project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Subsequent to the completion of the acquisition of Sabina, B2Gold extinguished certain of Sabina’s construction financing obligations. The original Gold Metal Offtake Agreement ("Gold Offtake") between Sabina and Orion Mine Finance (“Orion”) allowed for the repurchase of 50% of the Gold Offtake in the event of a change of control for $31 million. Under the terms of the agreement with Orion, B2Gold paid a total purchase price of $63 million to retire the entire Gold Offtake. In addition, B2Gold has paid $3 million to retire the senior secured debt facility and gold prepay facility entered into between Orion and Sabina. After completion of the repurchase transactions, Orion no longer holds any security over the Goose Project or the Back River Gold District. The original Stream Agreement between Sabina and Wheaton Precious Metals (“Wheaton”) allowed for the repurchase of 33% of the gold stream on the Goose Project. Under the terms of the agreement with Wheaton, B2Gold paid a total purchase price of $46 million to retire 33% of the existing gold stream.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako and Menankoto permits), the Bakolobi permit and the Dandoko permit).

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of a proposed new 2023 Mining Code by the State of Mali. As a result, the Company now expects Fekola Regional budgeted production of 18,000 ounces to be delayed into 2024. Due to availability of additional ore sources in the Fekola Complex, production guidance of between 580,000 and 610,000 ounces for the Fekola Complex for 2023 remains unchanged. The Company, along with the other mining companies in Mali, are engaged in discussions with the State of Mali to provide input into the proposed 2023 Mining Code. Any new Mining Code is not expected to impact the existing Fekola Mine operations, which will continue to be governed by the existing mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company.

In the second quarter of 2023 and the first half of 2023, the Company invested $15 million and $30 million, respectively, in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The construction mobile equipment fleet is now in operation, the haul road from Bantako North to Fekola is operational and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule.

Preliminary results of a Fekola Complex optimization study indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities, which are expected to be located on the Anaconda Area. Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 Mtpa of oxide resources. Results of the study are expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. The Company’s conceptual analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

Gramalote Project - Colombia

The Gramalote Feasibility Study has been completed for the Gramalote Project, a joint venture between B2Gold and AngloGold, and both partners have determined that the project as defined in the Gramalote Feasibility Study does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from government support as well as continuing support from local communities. B2Gold and AngloGold have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that the interests of all stakeholders would be best served by finding a buyer for the Project. The partners have commenced a joint sales process for the Gramalote Project, which the parties are working to complete in 2023.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2023, the Company had cash and cash equivalents of $506 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $570 million (December 31, 2022 - $802 million). At June 30, 2023, the full amount of the Company's $600 million RCF was undrawn and available. In July 2023, the available and undrawn capacity of the RCF was increased to $700 million under the accordion feature with the addition of the National Bank of Canada to the syndicate of lenders.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $700 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. In July 2023, the RCF was increased from $600 million to $700 million under the accordion feature with the addition of the National Bank of Canada. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. The RCF provides for the transition from LIBOR to a new benchmark rate prior to its replacement effective July 1, 2023. The new benchmark rate is based the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2023, the Company was in compliance with these debt covenants.

As part of the acquisition of Sabina, the Company acquired a $125 million gold stream arrangement with Wheaton. The $125 million upfront payment (the “Deposit”) was funded in 4 installments, of which all were received prior to the acquisition. In return, B2Gold was obligated to deliver 4.15% of the gold production from the Goose Project, reducing to 2.15% and 1.5% after the delivery of 130,000 and 200,000 ounces, respectively. Wheaton was obligated to pay B2Gold a purchase price for each ounce of refined gold metal equal to:
•During a deposit period, i.e. any period during which the Deposit is greater than nil, 18% of the p.m. LBMA Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the Deposit until it has been reduced to nil.
•During a non-deposit period, 22% of the p.m. LBMA Gold Price.

Upon the completion of a change of control event, B2Gold exercised its one-time option to buy back 33% of the gold stream (the “Buy-back Option”). On April 20 2023, the Buy-back Option was exercised at a purchase price of $46 million. As a result of the exercise of the Buy-back Option, the quantity of gold deliverable to Wheaton under the gold stream is reduced by 33%. After execution of the Buy-back Option, the Deposit amount is reduced by 33% to $84 million. Further, the delivery obligation is also reduced by the same proportion as follows:
•2.7805% of gold production up to delivery of 87,100 oz
•1.4405% of gold production up to an aggregate of 134,000 oz
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the second quarter of 2023, capital expenditures totalled $205 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $74 million, the Masbate Mine had capital expenditures of $6 million, the Otjikoto Mine had capital expenditures of $16 million, the Goose Project had capital expenditures of $69 million, the Gramalote Project had capital expenditures of $1 million and the Fekola Regional properties had capital expenditures of $15 million. Other exploration and development costs for the second quarter of 2023 totalled $25 million. In addition, the Company made a second strategic investment in Snowline Gold Corp. ("Snowline") of $17 million for 7 million shares (for an additional 4.95% equity interest), acquired $38 million in cash as part of the acquisition of Sabina and paid $7 million in cash for transaction fees for the acquisition of Sabina. For the first half of 2023, capital expenditures totalled $317 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $128 million, the Masbate Mine had capital expenditures of $15 million, the Otjikoto Mine had capital expenditures of $33 million, the Goose Project had capital expenditures of $69 million, the Gramalote Project had capital expenditures of $2 million and the Fekola Regional properties had capital expenditures of $30 million. Other exploration and development costs for the first half of 2023 totalled $41 million. In addition, for the first half of 2023, the Company made strategic investments in Snowline totalling $32 million for 14 million shares (a 9.9% equity interest), acquired $38 million in cash as part of the acquisition of Sabina, paid $7 million in cash for transaction fees for the acquisition of Sabina, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for the purchase of the non-controlling interest in the Menankoto permit.

As at June 30, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $58 million related to underground development, $21 million related to mobile purchases and rebuilds, $11 million related to the solar plant expansion and $11 million for other capital projects. Of the total commitments of $101 million, $60 million is expected to be incurred in 2023 and $41 million is expected to be incurred in 2024.
•For payments at the Goose Project of $70 million related to construction activities of which $62 million is expected to be incurred in 2023 and $8 million in 2024.
•For payments of $6 million for mobile equipment and $2 million for other costs for the Fekola Regional pre-development work, all of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $2 million related to mobile equipment purchases, all of which is expected to be incurred in 2023.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the three months ended June 30, 2023, the Company entered into additional series of forward contracts for the purchase of 15,931,000 litres of fuel oil and 20,412,000 litres of gas oil with scheduled settlement between August 2023 and July 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2023:

	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	16,779	9,187	25,966
Average strike price	$0.41	$0.40	$0.41

Forward – gas oil:
Litres (thousands)	22,132	2,501	24,633
Average strike price	$0.53	$0.54	$0.53
The unrealized fair value of these contracts at June 30, 2023 was $1 million.

Operating activities

Cash flow provided by operating activities was $195 million in the second quarter of 2023 compared to $125 million in the second quarter of 2022, an increase of $70 million due mainly to higher revenues of $89 million and lower production costs of $6 million, partially offset by higher royalty costs of $9 million and lower gains realized on fuel forward contracts. Cash income and withholding tax payments in the second quarter of 2023 totalled $60 million (second quarter of 2022 - $39 million), including approximately $4 million related to 2022 outstanding tax liability obligations.

Cash flow provided by operating activities was $399 million in the first half of 2023 compared to $232 million in the first half of 2022, an increase of $167 million due mainly to higher revenues of $197 million, partially offset by higher royalty costs of $19 million and higher long-term value-added taxes outflows ($27 million). Cash income and withholding tax payments in the first half of 2023 totalled $90 million (first half of 2022 - $98 million), including approximately $20 million related to 2022 outstanding tax liability obligations. Based on actual results for the first half of 2023 and revised forecast assumptions, including an average forecast gold price of $1,850 per ounce for the balance of 2023 (previously $1,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $254 million (previous estimate was $187 million).

Financing activities

For the second quarter of 2023, the Company’s cash used by financing activities was a net outflow of $168 million. During the second quarter of 2023, the Company extinguished certain construction obligations acquired as part of the Sabina acquisition in the amount of $112 million, made dividend payments of $52 million, made equipment loan facility repayments of $3 million and received proceeds from the exercise of stock options of $3 million. For the first half of 2023, the Company’s cash used by financing activities was a net outflow of $215 million. During the first half of 2023, the Company extinguished certain construction obligations acquired as part of the Sabina acquisition in the amount of $112 million, the Company made dividend payments of $95 million, made equipment loan facility repayments of $6 million, distributed $4 million to non-controlling interests and received proceeds from the exercise of stock options of $6 million.

On February 22, 2023 and June 5, 2023, B2Gold’s Board of Directors declared a cash dividend for the first and second quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023 and June 27, 2023, respectively.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the second quarter of 2023, capital expenditures totalled $205 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $74 million, the Masbate Mine had capital expenditures of $6 million, the Otjikoto Mine had capital expenditures of $16 million, the Goose Project had capital expenditures of $69 million, the Gramalote Project had capital expenditures of $1 million and the Fekola Regional properties had capital expenditures of $15 million. Other exploration and development costs for the second quarter of 2023 totalled $25 million. In addition, the Company made a second strategic investment in Snowline of $17 million for 7 million shares (for an additional 4.95% equity interest), acquired $38 million in cash as part of the acquisition of Sabina and paid $7 million in cash for transaction fees for the acquisition of Sabina. For the first half of 2023, capital expenditures totalled $317 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $128 million, the Masbate Mine had capital expenditures of $15 million, the Otjikoto Mine had capital expenditures of $33 million, the Goose Project had capital expenditures of $69 million, the Gramalote Project had capital expenditures of $2 million and the Fekola Regional properties had capital expenditures of $30 million. Other exploration and development costs for the first half of 2023 totalled $41 million. In addition, for the first half of 2023, the Company made strategic investments in Snowline totalling $32 million for 14 million shares (a 9.9% equity interest), acquired $38 million in cash as part of the acquisition of Sabina, paid $7 million in cash for transaction fees for the acquisition of Sabina, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for purchasing of the non-controlling interest in the Menankoto permit.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	—	4,062	1,706	10,456
Masbate Mine, exploration	1,008	1,378	1,967	2,415
Otjikoto Mine, exploration	996	873	1,490	1,379
Goose Project, exploration	2,048	—	2,048	—
Menankoto Property, exploration	7,593	1,183	10,629	1,507
Dandoko Property, exploration	3,154	—	6,627	—
Bantako North Property, exploration	3,782	2,736	5,223	4,356
Finland Properties, exploration	1,721	2,639	3,992	4,107
Uzbekistan Properties, exploration	—	649	1,077	1,573
Bakolobi Property, exploration	2,088	—	3,268	—
Other	2,162	2,462	2,516	3,443

	24,552	15,982	40,543	29,236

B2Gold is executing another year of extensive exploration in 2023 with an increased budget of approximately $84 million (original budget of $64 million). A significant focus will be in proximity to its operating mines in Mali, Namibia and the Philippines, as well as $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District. Ongoing exploration will continue to advance B2Gold's early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, Canada, South America, the Philippines and Central Asia continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to the 2022 investment agreement with Matador Mining Ltd. on its Cape Ray Gold project in Newfoundland and the equity investments in Snowline in 2023. Snowline currently has several significant gold projects, notably the Rogue Project in the Yukon.

Fekola Regional Exploration

On June 21, 2023, the Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 kilometres from the Fekola Mine in Mali. The June 2023 Mineral Resource estimate included a significantly increased Mineral Resource estimate for the Anaconda Area, comprised of the Menankoto permit, the Bantako North permit and the Bakolobi permit. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 g/t gold for 2,030,000 ounces of gold, and Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold.

As a significant contributor to the Anaconda Area June 2023 Mineral Resource estimate, the Mamba Zone continues to be the subject of a focused campaign of infill drilling. Approximately 30,000 m of drilling have been completed on Mamba to date in 2023. Current drilling is targeting the upgrade of sulphide Inferred Mineral Resources beneath the portion of the Mamba pit scheduled for the earliest phase of oxide mining. Concurrent sulphide exploration drilling is ongoing and continues to return high grade-width intersections. With the recent oxide infill program complete, most of the recent drilling has been directed at sulphide targets, though several significant intervals of oxide mineralization have been recently intersected. Mineralization remains open at depth along this shallowly plunging zone.

The Cobra Zone has been a significant contributor to the total oxide Mineral Resource estimate in the Anaconda Area and continues to generate significant intervals of both oxide- and sulphide-hosted mineralization. The southernmost portion of Cobra comprises a separate geological structure, which is currently being explored as the Taipan Zone. Recent drilling on the Cobra and Taipan zones have returned encouraging intervals of oxide and sulphide mineralization, with Taipan also returning particularly strong sulphide intercepts.

2023 Guidance for Mali

In 2023, a total of approximately $35 million is budgeted for exploration in Mali with an ongoing focus on the Anaconda Area (Bantako and Menankoto permits). In addition, the extensions of known prospective structures in the Anaconda Area and on the Fekola Mine are also being targeted in the area between them on the newly acquired and relatively under explored Bakolobi permit. The Dandoko permit located to the east of Fekola also provides a focus for exploration. A total of 127,000 metres of diamond and reverse circulation drilling is planned for Mali in 2023.

In the Anaconda Area, drilling has been directed at increasing the existing saprolite Indicated Mineral Resource and expanding the Inferred Mineral Resource. This will feed into and support the ongoing engineering study of a stand-alone mill and oxide processing facilities at the Anaconda Area. The success of the drilling campaigns pursuing sulphide material beneath the saprolite mineralization will continue on the Mamba, Cobra and Adder zones in the Anaconda Area.

The mineralized structures identified at the Fekola Mine track northward onto the Bakolobi permit and onward onto the Anaconda Area. Drilling undertaken in 2022 and so far in 2023 has already identified significant mineralization on the southward extensions of the Cobra and Adder zones. Drilling will continue to advance these zones of gold mineralization, which are contiguous from saprolite to fresh rock (sulphide).

Another north trending structure parallel to and approximately 25 kilometres east of the Fekola structure is being drilled on the Dandoko permit. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits, which all remain open and are expected to grow with ongoing exploration drilling both along strike and at depth.

In addition, $2 million is included in the Mali exploration budget to pursue multiple grassroots targets on other permits held in West Mali.

2023 Guidance for the Philippines

The total budget for the Philippines in 2023 is $6 million, of which the Masbate exploration budget is $4 million, including approximately 8,000 metres of drilling. The 2023 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

Approximately $1 million will be applied to targeting new regional projects in highly prospective areas in the Philippines, leveraging off our presence and operational experience in the country.

2023 Guidance for Namibia

The total exploration budget for Namibia in 2023 is approximately $3 million. Exploration in 2023 will include 16,320 metres of diamond and reverse circulation drilling and 3,400 metres of RAB drilling at the Otjikoto Mine. Much of the diamond drilling will target the southern extension of the Otjikoto structure, as well as several regional targets.

2023 Guidance for Greenfields Exploration

B2Gold has allocated approximately a total of $24 million (including $3 million for the grassroots projects in Mali and the Philippines) in 2023 for its grassroots exploration programs, including Finland, Cote d’Ivoire, Uzbekistan and several new regions. This also includes a budget allocation for target generation and pursuing new opportunities in prospective gold regions of Africa, South America, the Philippines, Central Asia and Canada.

In Finland, the Company has allocated $6 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. Drilling will continue on the Helmi trend, which is the westward extension of Rupert Resources' Ikkari discovery. This trend coincides with B2Gold's base-of-till drilling and appears to be hosted by the same structure as Ikkari, based the interpretation of airborne geophysical data. In addition, other regional targets already identified with base of till sampling, coincident with structures identified in airborne geophysical data, will be drill tested. A total of 11,600 metres of diamond drilling is planned for Finland. B2Gold will also fund exploration on the early stage conceptual target that is part of the Kuortis Joint Venture, also with Aurion Resources Ltd.

A budget of $3 million has been allocated for ongoing exploration in Cote d’Ivoire. The 2023 program will include follow up work on positive soil geochemical anomalies defined in 2022 on the wholly owned Guiberoua and Soubre properties in southwest Cote d’Ivoire. A total 6,000 metres of diamond and reverse circulation drilling and 14,000 metres of aircore and auger drilling is planned.

In addition to the defined programs noted above, the Company has allocated approximately $12 million for the generation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2022. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables includes amounts for the Fekola Mine of $98 million (December 31, 2022 - $77 million), for the Masbate Mine of $52 million (December 31, 2022 – $37 million), and for the Gramalote Project of $8 million (December 31, 2022 - $7 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the June 30, 2023 exchange rate of CFA 601 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	33,111	1,078	34,189

Total cash costs	102,931	54,455	28,487	185,873	18,893	204,766

Gold sold (ounces)	142,850	56,700	39,550	239,100	16,797	255,897

Cash operating costs per ounce ($/ gold ounce sold)	555	850	641	639	1,061	667

Total cash costs per ounce ($/ gold ounce sold)	721	960	720	777	1,125	800

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	158,303	14,695	172,998
Royalties and production taxes	16,475	5,104	2,322	23,901	1,159	25,060

Total cash costs	102,733	45,794	33,677	182,204	15,854	198,058

Gold sold (ounces)	121,250	53,250	30,800	205,300	14,829	220,129

Cash operating costs per ounce ($/ gold ounce sold)	711	764	1,018	771	991	786

Total cash costs per ounce ($/ gold ounce sold)	847	860	1,093	888	1,069	900

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	68,272	2,332	70,604

Total cash costs	207,258	83,861	57,519	348,638	35,912	384,550

Gold sold (ounces)	307,900	86,350	94,000	488,250	32,939	521,189

Cash operating costs per ounce ($/ gold ounce sold)	510	847	535	574	1,019	602

Total cash costs per ounce ($/ gold ounce sold)	673	971	612	714	1,090	738

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	281,263	28,289	309,552
Royalties and production taxes	32,947	10,966	5,678	49,591	2,097	51,688

Total cash costs	180,615	86,420	63,819	330,854	30,386	361,240

Gold sold (ounces)	226,650	97,550	76,200	400,400	27,818	428,218

Cash operating costs per ounce ($/ gold ounce sold)	652	773	763	702	1,017	723

Total cash costs per ounce ($/ gold ounce sold)	797	886	838	826	1,092	844

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Inventory sales adjustment	2,698	(7,757)	1,587	(3,472)	—	(3,472)

Cash operating costs	81,943	40,413	26,934	149,290	17,815	167,105

Gold produced (ounces)	152,427	49,478	44,056	245,961	16,740	262,701

Cash operating costs per ounce ($/ gold ounce produced)	538	817	611	607	1,064	636

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	158,303	14,695	172,998
Inventory sales adjustment	(7,670)	4,985	4,325	1,640	—	1,640

Cash operating costs	78,588	45,675	35,680	159,943	14,695	174,638

Gold produced (ounces)	123,066	54,375	31,417	208,858	14,765	223,623

Cash operating costs per ounce ($/ gold ounce produced)	639	840	1,136	766	995	781

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Inventory sales adjustment	5,216	8,180	(62)	13,334	—	13,334

Cash operating costs	162,122	81,343	50,235	293,700	33,580	327,280

Gold produced (ounces)	318,291	95,842	82,547	496,680	32,877	529,557

Cash operating costs per ounce ($/ gold ounce produced)	509	849	609	591	1,021	618

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	281,263	28,289	309,552
Inventory sales adjustment	(5,682)	12,659	4,543	11,520	—	11,520

Cash operating costs	141,986	88,113	62,684	292,783	28,289	321,072

Gold produced (ounces)	224,714	114,139	66,478	405,331	27,657	432,988

Cash operating costs per ounce ($/ gold ounce produced)	632	772	943	722	1,023	742
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2023:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	—	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	—	33,111	1,078	34,189
Corporate administration	2,403	640	1,176	9,836	14,055	574	14,629
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,838	3,838	—	3,838
Community relations	1,370	41	311	—	1,722	—	1,722
Reclamation liability accretion	357	278	277	—	912	—	912
Realized gains on derivative contracts	(688)	(642)	(209)	—	(1,539)	—	(1,539)
Sustaining lease expenditures	981	303	297	465	2,046	—	2,046
Sustaining capital expenditures(2)	59,032	5,752	15,630	—	80,414	1,933	82,347
Sustaining mine exploration(2)	—	1,008	996	—	2,004	—	2,004

Total all-in sustaining costs	166,386	61,835	46,965	14,139	289,325	21,400	310,725

Gold sold (ounces)	142,850	56,700	39,550	—	239,100	16,797	255,897

All-in sustaining cost per ounce ($/ gold ounce sold)	1,165	1,091	1,187	—	1,210	1,274	1,214
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	74,151	6,098	15,630	95,879	1,933	97,812
Road construction	(2,657)	—	—	(2,657)	—	(2,657)
Fekola underground	(12,462)	—	—	(12,462)	—	(12,462)
Other	—	(346)	—	(346)	—	(346)

Sustaining capital expenditures	59,032	5,752	15,630	80,414	1,933	82,347

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	1,008	996	2,004	—	2,004
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	1,008	996	2,004	—	2,004

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	—	158,303	14,695	172,998
Royalties and production taxes	16,475	5,104	2,322	—	23,901	1,159	25,060
Corporate administration	2,172	870	1,574	7,933	12,549	1,075	13,624
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,179	3,179	—	3,179
Community relations	117	118	218	—	453	—	453
Reclamation liability accretion	224	227	165	—	616	—	616
Realized gains on derivative contracts	(4,778)	(4,829)	(2,076)	—	(11,683)	—	(11,683)
Sustaining lease expenditures	192	315	1,407	534	2,448	—	2,448
Sustaining capital expenditures(2)	14,101	13,724	7,578	—	35,403	—	35,403
Sustaining mine exploration(2)	362	1,378	679	—	2,419	—	2,419

Total all-in sustaining costs	115,123	57,597	43,222	11,646	227,588	16,929	244,517

Gold sold (ounces)	121,250	53,250	30,800	—	205,300	14,829	220,129

All-in sustaining cost per ounce ($/ gold ounce sold)	949	1,082	1,403	—	1,109	1,142	1,111
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	20,198	14,057	23,152	57,407	—	57,407
Cardinal mobile equipment	(2,426)	—	—	(2,426)	—	(2,426)
Tailings facility life-of-mine study	(3,507)	—	—	(3,507)	—	(3,507)
Fekola underground study	(25)	—	—	(25)	—	(25)
Other	(139)	—	(362)	(501)	—	(501)
Land acquisitions	—	(333)	—	(333)	—	(333)
Underground development	—	—	(13,196)	(13,196)	—	(13,196)
National power grid connection	—	—	(2,016)	(2,016)	—	(2,016)

Sustaining capital expenditures	14,101	13,724	7,578	35,403	—	35,403

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,062	1,378	873	6,313	—	6,313
Regional exploration	(3,700)	—	(194)	(3,894)	—	(3,894)

Sustaining mine exploration	362	1,378	679	2,419	—	2,419

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2023:

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	—	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	—	68,272	2,332	70,604
Corporate administration	5,364	1,139	2,880	18,857	28,240	1,323	29,563
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	8,157	8,157	—	8,157
Community relations	2,044	99	582	—	2,725	—	2,725
Reclamation liability accretion	738	569	571	—	1,878	—	1,878
Realized gains on derivative contracts	(1,459)	(1,814)	(697)	—	(3,970)	—	(3,970)
Sustaining lease expenditures	1,045	610	920	914	3,489	—	3,489
Sustaining capital expenditures(2)	108,808	14,528	32,976	—	156,312	3,939	160,251
Sustaining mine exploration(2)	1,706	1,967	1,490	—	5,163	—	5,163

Total all-in sustaining costs	325,504	100,959	96,241	27,928	550,632	41,174	591,806

Gold sold (ounces)	307,900	86,350	94,000	—	488,250	32,939	521,189

All-in sustaining cost per ounce ($/ gold ounce sold)	1,057	1,169	1,024	—	1,128	1,250	1,135
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023:

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	127,946	15,051	32,976	175,973	3,939	179,912
Road construction	(5,067)	—	—	(5,067)	—	(5,067)
Fekola underground	(14,071)	—	—	(14,071)	—	(14,071)
Other	—	(523)	—	(523)	—	(523)

Sustaining capital expenditures	108,808	14,528	32,976	156,312	3,939	160,251

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023:

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	1,967	1,490	5,163	—	5,163
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	1,967	1,490	5,163	—	5,163
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	—	281,263	28,289	309,552
Royalties and production taxes	32,947	10,966	5,678	—	49,591	2,097	51,688
Corporate administration	4,287	1,228	2,875	14,987	23,377	1,546	24,923
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	6,879	6,879	—	6,879
Community relations	383	137	552	—	1,072	—	1,072
Reclamation liability accretion	383	410	282	—	1,075	—	1,075
Realized gains on derivative contracts	(6,887)	(7,400)	(3,298)	—	(17,585)	—	(17,585)
Sustaining lease expenditures	385	637	1,446	1,199	3,667	—	3,667
Sustaining capital expenditures(2)	35,968	19,005	16,245	—	71,218	—	71,218
Sustaining mine exploration(2)	3,993	2,415	1,157	—	7,565	—	7,565

Total all-in sustaining costs	219,127	102,852	83,078	23,065	428,122	31,932	460,054

Gold sold (ounces)	226,650	97,550	76,200	—	400,400	27,818	428,218

All-in sustaining cost per ounce ($/ gold ounce sold)	967	1,054	1,090	—	1,069	1,148	1,074
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	48,426	19,750	39,283	107,459	—	107,459
Cardinal mobile equipment	(7,999)	—	—	(7,999)	—	(7,999)
Tailings facility life-of-mine study	(3,930)	—	—	(3,930)	—	(3,930)
Fekola underground study	(368)	—	—	(368)	—	(368)
Other	(161)	—	(362)	(523)	—	(523)
Land acquisitions	—	(745)	—	(745)	—	(745)
Underground development	—	—	(18,930)	(18,930)	—	(18,930)
National power grid connection	—	—	(3,746)	(3,746)	—	(3,746)

Sustaining capital expenditures	35,968	19,005	16,245	71,218	—	71,218

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	10,456	2,415	1,379	14,250	—	14,250
Regional exploration	(6,463)	—	(222)	(6,685)	—	(6,685)

Sustaining mine exploration	3,993	2,415	1,157	7,565	—	7,565

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	80,418	37,804	166,391	118,527

Adjustments for non-recurring and significant recurring non-cash items:
Impairment (reversal) of impairment of long-lived assets	4,885	(909)	4,885	(909)
Write-down of mineral property interests	—	3,027	16,419	3,027
Unrealized losses (gains) on derivative instruments	757	3,934	3,545	(9,463)
Office lease termination costs	—	—	1,946	—
Loan receivable provision	2,085	—	2,085	—
Change in fair value of gold stream	1,100	—	1,100	—
Dilution gain on investment in Calibre	—	—	—	(5,458)
Non-cash interest income on deferred consideration receivable	—	(1,051)	—	(2,090)
Deferred income tax (recovery) expense	(3,441)	2,443	(4,705)	6,710

Adjusted net income attributable to shareholders of the Company for the period	85,804	45,248	191,666	110,344

Basic weighted average number of common shares outstanding (in thousands)	1,251,832	1,061,270	1,164,104	1,059,060

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.07	0.04	0.16	0.10

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2023	2023	2022	2022	2022	2022	2021	2021
Gold revenue ($ in thousands)	470,854	473,556	592,468	392,554	381,985	365,583	526,113	510,859
Net income (loss) for the period ($ in thousands)	91,850	101,904	176,468	(21,234)	40,686	90,803	153,140	134,871
Earnings (loss) per share (1) – basic ($)	0.06	0.08	0.15	(0.02)	0.04	0.08	0.13	0.12
Earnings (loss) per share (1) – diluted ($)	0.06	0.08	0.15	(0.02)	0.04	0.08	0.13	0.12
Cash flows provided by operating activities ($ in thousands)	194,983	203,823	270,491	93,118	124,879	107,310	266,292	320,283
Gold sold (ounces)	239,100	249,150	339,355	229,400	205,300	195,100	292,350	286,650
Average realized gold price ($/ ounce)	1,969	1,901	1,746	1,711	1,861	1,874	1,800	1,782
Gold produced (ounces)	245,961	250,719	352,769	214,903	208,858	196,473	288,849	295,723
Gold produced, total including Calibre equity investment (ounces)	262,701	266,856	367,870	227,016	223,623	209,365	304,897	310,261
Cash operating costs (2) ($/ gold ounce sold)	667	540	497	824	786	656	433	482
Total cash costs (2) ($/ gold ounce sold)	800	678	618	939	900	784	556	596
All-in sustaining costs (2) ($/ gold ounce sold)	1,214	1,060	892	1,169	1,111	1,036	860	795
Adjusted net income (1)(2) ($ in thousands)	85,804	105,862	121,442	31,996	45,248	65,096	112,724	122,750
Adjusted earnings per share (1)(2) – basic ($)	0.07	0.10	0.11	0.03	0.04	0.06	0.11	0.12
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue.

SUMMARY AND OUTLOOK
The Company is pleased with the positive results from the first half of 2023. Based on a strong operational and financial first half of 2023, the Company is on track to meets its annual total gold production forecast of between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre) with total consolidated cash operating costs for the year (including estimated attributable results for Calibre) of between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) of between $1,195 and $1,255 per ounce.

On April 19, 2023, the Company announced the completion of the acquisition of Sabina resulting in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, under construction, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. In addition, B2Gold believes there is significant untapped exploration potential across an 80 km belt. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold is conducting another aggressive exploration campaign in 2023 with a budget of approximately $84 million (including $20 million at the recently acquired Back River Gold District) with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

OUTSTANDING SHARE DATA
At August 2, 2023, 1,295,843,299 common shares were outstanding. In addition, there were approximately 28.8 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 3.4 million RSUs outstanding and approximately 4.5 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 24% basis to June 30, 2023 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2023; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2023; total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023, with cash operating costs of between $670 and $730 per ounce and all-in sustaining costs of between $1,195 and $1,255 per ounce; B2Gold’s continued prioritization of developing the Goose project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the capital cost to complete the construction of the Goose Project being approximately C$550 million; the Goose Project producing more than 300,000 ounces of gold per year for the first five years and the Umwelt crown pillar containing over 150,000 ounces of gold; the Company's consolidated gold production to be relatively consistent throughout 2023 with the exception of the Otjikoto mine, where it will be weighted 60% to the second half of the year; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the impact of any new mining code in Mali; the potential for first gold production in the first quarter of 2025 from the Goose Project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of B2Gold's equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in

B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.